UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

Saberation Inc.

Legal status of issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Virginia

    Date of organization:

    February 26, 2018

Physical address of issuer:

1801 Pleasure House Rd. Ste. #109
Virginia Beach
Virginia 23455
USA

Website of issuer:

https://saberation.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 1% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Common Stock

Target number of securities to be offered:
500

Price (or method for determining price):
$100

Target offering amount:
$50,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$300,000

Deadline to reach the target offering amount:
30 Sep 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
2

	Most recent fiscal year-end:	**Prior fiscal year-end:**
Total Assets:	25,973	n/a
Cash & Cash Equivalents	25,973	n/a
Accounts Receivable:	0	n/a
Short-term Debt:	3,896	n/a
Long-term Debt:	0	n/a
Revenues/Sales	70,379	n/a
Cost of Goods Sold:	0	n/a
Taxes Paid:	3,896	n/a
Net Income:	22,077	n/a

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- expected growth of and changes in the light saber sport, fitness, and entertainment services industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the light saber sport, fitness, and entertainment services industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual

results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the light saber sport, fitness, and entertainment services industry;
- growth of, and risks inherent in, the light saber sport, fitness, and entertainment services industry in the United States;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products and services;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Saberation Inc. shall include any joint venture in which Saberation Inc. holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Saberation Inc..

"Company " means Saberation Inc..

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Saberation Inc..

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Common Stock of Saberation Inc..

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
Saberation Inc.

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Edward Armstrong   **Starting Date of Board Service:** Feb 26, 2018

Position: CEO & President

Edward is a former CEO & President of a local Michigan mortgage firm. Edward has also co-owned and operated several restaurants and entertainment venues. Aside from being the recipient of the Hola Awards Entrepreneur of the Year, most recently Edward has successfully built one of the largest and fastest growing light saber combat academy franchise locations within the United States.

Experience
LudoSport Hampton Roads Inc.
Rector, Dean, Instructor, Marketing Consultant To Fitness Center, Gym Owner And Martial Arts Academy
Apr 2017 – Present

Name: Nick Benseman   **Starting Date of Board Service:** Nov 27, 2018

Position: Vice President

Nick is a California Local. He grew up in and around the film industry in Los Angeles but has still worked hard for his place as a professional Stunt Performer/ Fight Choreographer/ Stunt Coordinator and Second Unit Director. Nick has studied different disciplines of martial arts from Jun Fan Gung Fu, Capeiora, Kempo, Judo, Jeet Kune Do, (Bruce Lee's philosophy), and various other styles which led him to teaching Jeet Kune Do for several years.

Name: Julliana Armstrong   **Starting Date of Board Service:** Feb 26, 2018

Position: Executive Director Special Affairs

Julliana is a Licensed IRS ITIN Acceptance Agent as well as a Licensed Insurance Agent for Property, Casualty, Life, Health And Annuities. Julliana is also the Primary Light Combat Instructor contracted by Langley Air Force Base as well as the first Certified Instructor for Officials of LudoSport International's Light Saber Combat (Income Division). Julliana is also the first American to ever referee the Annual LudoSport International Champion's Arena held in Milan Italy.

Name: Roxana Benseman   **Starting Date of Board Service:** Feb 26, 2018

Position: Executive Director Research & Design

Roxana grew up in Northern California's Bay Area and is mother to Nick Benseman. Roxana has a Bachelor's degree of Science in Kinesiology from the university of the Pacific as well as a Bachelor degree of Art in Radio Television Broadcasting from San Jose state. Along side studying theater she also studied fencing at both colleges for several years with one of her instructors being the Woman's National Champion. After leaving college she continued to perform through theater and film where she executed.

Experience
ISASHAR INVESTMENT GROUP
Senior Vice President
Feb 2018 – Present

Real Estate Broker
Direct lenders for the Real Estate Industry, both Commercial and Residential.
Apr 2005 – Present

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Edward Armstrong   **Starting Date of Service:** Feb 26, 2018

Position: CEO & President

Edward is a former CEO & President of a local Michigan mortgage firm. Edward has also co-owned and operated several restaurants and entertainment venues. Aside from being the recipient of the Hola Awards Entrepreneur of the Year, most recently Edward has successfully built one of the largest and fastest growing light saber combat academy franchise locations within the United States.

Experience
LudoSport Hampton Roads Inc.
Rector, Dean, Instructor, Marketing Consultant To Fitness Center, Gym Owner And Martial Arts Academy
Apr 2017 – Present

Name: Nick Benseman   **Starting Date of Service:** Nov 27, 2018

Position: Vice President

Nick is a California Local. He grew up in and around the film industry in Los Angeles but has still worked hard for his place as a professional Stunt Performer/ Fight Choreographer/ Stunt Coordinator and Second Unit Director. Nick has studied different disciplines of martial arts from Jun Fan Gung Fu, Capeiora, Kempo, Judo, Jeet Kune Do, (Bruce Lee's philosophy), and various other styles which led him to teaching Jeet Kune Do for several years.

Name: Julliana Armstrong   **Starting Date of Service:** Feb 26, 2018

Position: Executive Director Special Affairs

Julliana is a Licensed IRS ITIN Acceptance Agent as well as a Licensed Insurance Agent for Property, Casualty, Life, Health And Annuities. Julliana is also the Primary Light Combat Instructor contracted by Langley Air Force Base as well as the first Certified Instructor for Officials of LudoSport International's Light Saber Combat (Income Division). Julliana is also the first American to ever referee the Annual LudoSport International Champion's Arena held in Milan Italy.

Name: Roxana Benseman   **Starting Date of Service:** Feb 26, 2018

Position: Executive Director Research & Design

Roxana grew up in Northern California's Bay Area and is mother to Nick Benseman. Roxana has a Bachelor's degree of Science in Kinesiology from the university of the Pacific as well as a Bachelor degree of Art in Radio Television Broadcasting from San Jose state. Along side studying theater she also studied fencing at both colleges for several years with one of her instructors being the Woman's National Champion. After leaving college she continued to perform through theater and film where she executed.

Experience
ISASHAR INVESTMENT GROUP
Senior Vice President
Feb 2018 – Present

Real Estate Broker
Direct lenders for the Real Estate Industry, both Commercial and Residential.
Apr 2005 – Present

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Laverne Armstrong	12,750 shares Common Stock	51%
Nick Benseman	10,250 shares Common Stock	41%

* The issuer certified that the above information is be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:
Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

To execute our business plan, Saberation Inc requires the amount as shown in question 10 to operate, grow and expand in the next 2 years. The funded amount will be used by the company to achieve its goals.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$50,000**	**$300,000**
Less: Offering Expenses		
Portal Fee	$500	$3,000
Other Offering Expenses	$1,500	$5,500
Net Proceeds	**$48,000**	**$291,500**
Officers and Employees Compensation	$12,000	$125,000
Employee Benefits (Health Care/Life Insurance/Disability Insurance)	$2,000	$10,000
Rent	$8,000	$15,600
Utilities (Electric, Gas, Water, Trash Removal, Sewer, Other)	$1,000	$6,000
Business Insurance (Property, General Liability, Life Ins.)	$1,200	$6,000
Legal, Bookkeeping and Accounting Services	$5,000	$7,200
Other Professional Services	$5,000	$36,000
Inventory	$6,000	$15,000
Marketing	$2,000	$24,000
Office & Trade Supplies	$2,000	$11,000
Cash Balance Reserve	$3,800	$35,700

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with by a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	**$50,000**
Maximum Target	**$300,000**
Pre-money Valuation	**$2,500,000**
Equity Offered	**1.96% - 10.71%**
Securities Type	**Common Stock**
Regulation	**Regulation CF**
Closing Date	**30 Sep 2019**

Share Price $100.00

Shares Offered
500 - 3,000

Shares Issued After Offering
25,500 - 28,000

14. Do the securities offered have voting rights?
Yes.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

> (1) to the issuer;
> (2) to an accredited investor;
> (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
> (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
>
> NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:	1,000,000	25,000	YES	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
Securities being offered are the same as the security identified above. However, purchasers should note that of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the owners of the Common Stock, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers (the "Investors") of the securities offered, as holders of Common Stock with a minority voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:
As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Common Stock
The offering price of the securities being offered is $100 per common stock share, which implies a pre-money valuation of $2,500,000. The offering price of Saberation Inc.'s common stock is calculated based on ***S&P 500 Forward Price To Earnings Ratio*** and Saberation's **Estimated Per Share Net Profit in fiscal year 2019.**

Assumptions:
- S&P 500 Forward Price To Earnings Ratio is calculated by S&P 500 stock price index divided by S&P 500 12-month forward consensus expected operating earnings on Jan 31, 2019
- Saberation's issued number of shares was 25,000 as of Jan 31, 2019
- In fiscal year 2019, revenues will begin very modestly in the first quarter, then slowly grow over each subsequent quarter.
- Rent will remain constant throughout the projection period.
- Projections are made under the assumptions that the financing is funded in its entirety prior to the start of operations and that all financial projections are achieved.

Under our projection, the Company's net profit in fiscal year 2019 is estimated to be **$165,000** or **$6.6 per share**. On Jan 31, 2019, S&P 500 Forward Price To Earnings Ratio was **15.3.**

The valuation of Saberation's common stock is estimated to be:

$6.6 x *15.3* = $100.98 per share

For convenience to our cap table management and investors, we have rounded down the offering price to $100 per share in this offering.

Although the Board of Directors of the Company believes S&P 500 Forward Price To Earnings Ratio provides a reasonable basis in valuing Saberation Inc., the above valuation does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other third-party organizations to make an independent appraisal or evaluation.

Accordingly, the offering price should not be considered to be indicative of the actual value of the Securities. The Company makes no representation that the Securities could be resold at this price.

Methods for how the securities may be valued by the issuer in the future:
We may apply the following valuation methods for the future valuation of our common stock or securities to be issued:
1. Price/Book Value, Price/Earnings Ratio of companies similar and comparable to us.
2. Recent comparable financings of companies similar and comparable to us.
3. Potential value at exit, the value can be based either on recent M&A transactions in the sector
4. Discounted cash flow method ("DCF")

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
● Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
● The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
● Although, as Common Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
● Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
● Although the Purchasers of the securities offered are entitled voting rights, as minority shareholders, they may not have enough voting power to exert influence in the affairs of the company or the composition of its board of directors.
● The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

  a. Additional Issuances of Securities

   Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

  b. Issuer Repurchases of Securities

   The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative to the resale price of the securities thereafter.

  c. A Sale of the Issuer or of Assets of the Issuer

   Although as Common Stock holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

  d. Transactions with Related Parties

   Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

The issuer has no material terms of indebtedness.

25. What other exempt offerings has the issuer conducted within the past three years?

No.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

        a. **any director or officer of the issuer;**

        b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

        c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

        d. **any immediate family member of any of the foregoing persons.**

No.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. Saberation Inc. began its operation since its inception in February 2018.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

Results of Operation in 2018

Saberation Inc. offers light saber sport, fitness, and entertainment services and products. The Company operates in the following industry classification codes: NAICS 813990 Sports Leagues, NAICS 812990 Personal Fitness Training Services, SIC 7991 Physical Fitness Facilities, & SIC 7997 Membership Sports and Recreation Clubs.

Saberation Inc headquarters is in a newly renovated, modern Light Saber Fitness & Sports Center located in Virginia Beach, Virginia. The center provides services such as Total Saber Fit (TSF) training, Competitive Light-Saber Combat Training, Light Saber Team Challenges, and other physical and intellectual light saber fitness challenges.

Saberation Inc., incorporated in Feb 2018, is a company located out of Virginia and it has been quickly becoming one of the largest and fastest growing light saber athletic associations within the United States. During 2018, we have successfully met the demand for quality fitness, sport and entertainment programs that create a positive, healthy, and fun experience through the innovative use and application of Light Sabers.

In 2018, we have successfully established 2 business segments, namely **Sport** and **Fitness, while the Entertainment** operation will be launched in the second quarter of 2019.

Despite the fact that 2018 is our first year of operation, we recorded revenue of $70,379 and a net profit of $22,077.


SPORT
C.L.C.
Competitive Light-Saber Combat
Learn The Art Of Light Saber Combat. Become A Light Saber Athletic Coach. Start Your Own School. Train & Register Your Team To Compete Nationally Against Other Saber Combat Teams!
FITNESS
TSF
TOTAL SABER FIT
Rapid Fat Loss And Increased Muscle Tone With Our High Intensity Light-Saber Training (HILT). Burn Calories And Torch Fat All Day Long... Even When You Aren't Working Out!
ENTERTAINMENT
STX
SABER TAG XTREME
Real-Time, High Energy Light Saber Dueling. Safe, Fun And Family Friendly. Experience Our LED Foam Light Saber With Digital Scoring And Proprietary Hit Tracking Technology.

We are optimistic about the increasing demand for Light Saber fitness, sport and entertainment programs while we are backed by our brand reputation and recognition of the Company's product and services. In order to solidify and strengthen our position in the industry, we plan to:

- Increase staff-understanding of the science behind Saberation's unique light saber fitness solution.
- Increase the percentage of existing clients who say they would recommend Saberation to a friend.
- Increase the percentage of people who report having heard or seen promotions/advertisements from Saberation.

Revenues
Revenue is recognized on the accrual basis and as earned. This is typically when the client pays for the service because the services are provided the same day. This happens within the reporting period which results in no unrecognized revenue to report at the end of the 12/31/2018 period.

Revenues in 2018 were $70,379, generated through the sale of light saber sport, fitness, and entertainment services and products.

Expenses
Total Expenses are the operating expenses, including expenses in advertising & marketing, contractors, income taxes, legal & professional, meals & entertainment, rent and lease, travel, and utilities.

Total expenses in 2018 were $48,302.

Net Income
Net income for the 12 months ended December 31, 2018 was $22,077.

Property and Equipment
There is no Property or Equipment owned by the Company. Property and equipment will be stated at cost when acquired. The Company will calculate and record depreciation and amortization using tax depreciation methods as provided in the Internal Revenue Code. Tax depreciation and amortization methods result in depreciation and amortization methods that generally range from 3 to 7 years for depreciation on a double declining and straight-line basis and 15 years for amortization on a straight-line basis.

With the exception of certain major items, expenditures for maintenance and repairs will be expensed as incurred. It is the policy of the Company to capitalize property and equipment expenditures greater than $300. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in net income.

Cash flows
In 2018, the net cash flow generated from operating activities was $25,973, which was equal to the net income generated in 2018 ($22,077) positively adjusted by income taxes payable ($3,896). We recorded zero cash flow from both investing and financing activities in 2018. As a result, we recorded a net increase in cash balance of $25,973 during the period.

Important: Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents. Cash and cash equivalents totaled $25,973 as of December 31, 2018.

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Although the Company expects that there will be a growth in revenue in the coming years, investors should be aware that historical results and cash flows are not representative of the future.

The Company are seeking a minimum of $50,000 in this offering, which would improve the Company's liquidity and balance sheet, but whether or not receiving these funds and any other additional funds is not necessary to the viability of the business in the next 12 months.

We expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation. The proceed of this offering will significantly improve our financial condition and liquidity, and will allow us to expand our business in the coming 2 years, though we believe the proceed of this offering does not affect the viability of our business as we believe the cash generated from operations is sufficient to finance our ongoing operations, as we did in 2018. But investors should be aware that our past records are not representative of the future.

We will primarily fund our operations and capital expenditure requirements from operating cash flows. We also expect to fund our operations from the proceeds of this offering and any credit facilities available to us in the future.

According to market situation, we may raise additional funds through public or private equity offerings or debt financings.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security?
    No.

    (ii) involving the making of any false filing with the Commission?
    No.

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security?
    No.

    (ii) involving the making of any false filing with the Commission?
    No.

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

   (A) association with an entity regulated by such commission, authority, agency or officer?

   No.

   (B) engaging in the business of securities, insurance or banking?

   No.

   (C) engaging in savings association or credit union activities?

   No.

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

   No.

   (ii) places limitations on the activities, functions or operations of such person?

   No.

   (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?

   No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

   No.

   (ii) Section 5 of the Securities Act?

   No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
https://saberation.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:
a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Edward Armstrong

_____

[Signature Code: g9R3HllHfS1paC72uEfYeWFBjRwgqlpSQ5P0sCoM0X-0O9Jizx9-369Z5vwOKcXzfpRDT7LsICRzgvxYrxhdXKL8FwouurzpU2hKWQHVAbGerUFO-lHJtA]

Edward Armstrong
CEO
Saberation Inc.
Date: 15 Feb 2019



Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

SABERATION

Saberation Inc

www.Saberation.com

757-689-7963

1.0 Executive Summary

Saberation, Inc. specializes in providing business opportunities relating to Light Saber Fitness, Sport and Entertainment. The main purpose of Saberation is to meet the demand for quality fitness, sport and entertainment programs that create both a positive and fun experience through the innovative use and application of Light Sabers.

- **Total Saber Fit (TSF)** Centers offer low cost entry into fitness franchise ownership opportunities that specialize in circuit type, high intensity light saber workout routines.

- **Competitive Light-Saber Combat (CLC)** offers a license opportunity for individuals to become trained and certified Light Saber Combat Coaches while building and training their own teams of athletes that learn the art of competitive light saber combat. These teams will have the opportunity to compete in National Light Saber Combat Tournament for CASH Prizes.

- **Saber Tag Xtreme** offers a license opportunity for individuals to engage in real-time, high energy light saber dueling utilizing a Score Tracking Vest, Score Tracking Helmet and Cloud Based Game Management System

The company requires about $300,000 for equipment and maintenance of the company operations to able to service more people at a time. And the financial funding will be acquired through a loan and investment from investors.We expect to be profitable during the first year of operations. Despite initial large outlays in cash to promote sales, the company's cash account is expected to remain healthy.

A key factor of business is our paramount marketing strategies proven to boost business publicity and awareness that will continue to be carried out to ensure the necessary awareness and advertisement for our company both locally and nationally. Digital methods as well as conventional strategies will be implemented in reaching our target audience. Social media platforms will be fully utilized; search engine optimization will also be leveraged on.

1.1 Company Ownership Structure And Type

The company will be owned by a group of individuals, that all have interest in the fitness, health, sports and entertainment industry. The company will provide services such as light saber fitness training, light saber sports training, team challenges, and other physical and intellectual fitness challenges.

1.2 Missions Or Vision Statements

Be the leading organization that empowers individuals through the creative use of Light Sabers for fitness, sport and entertainment while encouraging participation, recognizing achievement, and building community interaction.

1.3 Product And Service Description

The main company services and products will include:

- **Light Saber Fitness Centers.** Our Total Saber Fitness workout is a unique and proven total-body fitness program. It consists of three challenging light saber fitness based stations (Saber Quest). With our circuit format, we are able to deliver the average person a quick and fun avenue of exercise on their own schedule. By providing a certified trainer during each session, we're able to make sure every member gets the best possible workout each time they walk through our doors.

- **Light Saber Combat Leagues.** Learn the art of Light Saber Combat. Become a Light Saber Athletic Coach. Start your own school. Train & Register your team to compete Nationally against other Light Saber Combat Teams for CASH Prizes!

- **Light Saber Entertainment Services.** Engage in real-time, high energy light saber dueling. Safe, fun and family friendly. Experience our proprietary LED foam saber, digital scoring battle vest and helmet with Light Saber Hit Tracking Technology.

- **Light Saber Fitness Trainer Certification.** Build a saber fitness and health coaching program that you absolutely love and create way more meaning, fun and excitement by having the opportunity to impact more people with your passion through the innovative use of Light Sabers.

1.4 Broad Target Market Summary

Our key public is made up of 25-54 year olds. This group is comprised of working-aged people near SaberFit gyms, or eagerly interested in other Saberation products and services who need flexible solutions to fit fitness into their busy schedules. This covers two generations: Millennials and Generation X.

While Baby Boomers are retiring and will certainly need to be informed of fitness solutions, they're not as time-crunched as working-aged people. Millennials and Generation Xers are most-likely to consume information online, versus in-print or in-person. Furthermore, Millennials are more likely to consume content from their mobile devices while Generation Xers are more likely to use their desktops or laptops. Gen Xers and Millennials list quizzes as one of their five least favorite content types. And both generations prefer short-form content including: Blogs, images and comments (versus, for example, podcasts, webinars or white papers). Internet-using adults: 72 percent use Facebook, while 28 percent use Instagram and 23 percent use Twitter. These social media preferences indicate a need to prioritize SaberFit's social media channels in the following order: Facebook, Instagram, then Twitter.

1.5 Industry Description Summary

The U.S. industry for "Gym, Health and Fitness Clubs" is defined as operating fitness and recreational sports facilities offering physical fitness activities and programs. The market is competitive and experiencing record growth. "BISWorld reports that the industry experienced annual growth of 2.5% between 2011 and 2016, and is expected to continue to grow at a rate of 3.1% through 2021, eventually bringing gaining an annual $35.3 billion in revenue. The number of health clubs and fitness centers continues to increase, with accelerated growth beginning in 2012. At that time there were an estimated 30,500 health clubs and fitness centers in the U.S., which has grown to 36,180 through 2015. The number of gym memberships has grown along with it (50.2 million in 2012 and 55 million in 2015), proving both healthy supply and demand of related services. And this demand for services reaches across both large and niche gyms.

The busiest time of the year for this industry is after the New Year, in January and February. However, many "resolution-triggered" sign-ups rarely become loyal members, which is already difficult to accomplish given the oversaturated market. And many gyms suffer a one-two punch by offering low or no cancellation fee

Traditionally, the industry has marketed toward audiences between the ages of 18 and 35, but recent numbers prove the participating demographic to be much wider: between the ages of 20 and 64. This presents both business and communications challenges, as it is difficult to provide a single solution to such a diverse set of clientele. It's also difficult to market products toward multiple audiences whom digest information differently.

2.0 Company Summary

Saberation, Inc. specializes in providing business opportunities relating to Light Saber Fitness, Sport and Entertainment. The main purpose of Saberation is to meet the demand for quality fitness, sport and entertainment programs that create both a positive and fun experience through the innovative use and application of Light Sabers.

Saberation Inc headquarters is in a newly renovated, modern Light Saber Fitness & Sports Center located in Virginia Beach, Virginia. The center provides services such as Total Saber Fit (TSF) training, Competitive Light-Saber Combat Trainig, Light Saber Team Challenges, and other physical and intellectual light saber fitness challenges.

The company will be owned by a group of individuals. These personalities all have interest in the light saber fitness, light saber sports and light saber entertainment industry. The company requires initial funding to get running, a cost that is estimated to be fully recovered through sales revenue after a reasonably short period of about twelve months.

The company's ownership structure will imply that each member contributes an equal amount of the portion of capital that will be privately sourced. The additional amount may be sourced as a short-term loan from a nearby financial institution and or private investors.

The company will be partly service and partly product-oriented. However, services will form the largest portion of the company's sales revenue. These will be provided through franchise and license sales as well as through the company's facilities.

The company's target market will be composed of a wide range of individuals and groups. These will include public made up of 25-54 year olds. This group is comprised of working-aged people near SaberFit gyms, who need flexible solutions to fit fitness into their busy schedules. This covers two generations: Millennials and Generation X.

While Baby Boomers are retiring and will certainly need to be informed of fitness solutions, they're not as time-crunched as working-aged people. Millennials and Generation Xers are most-likely to consume information online, versus in-print or in-person. Furthermore, Millennials are more likely to consume content from their mobile devices while Generation Xers are more likely to use their desktops or laptops. Gen Xers and Millennials list quizzes as one of their five least favorite content types. And both generations prefer short-form content including: Blogs, images and comments (versus, for example, podcasts, webinars or white papers). Internet-using adults: 72 percent use Facebook, while 28 percent use Instagram and 23 percent use Twitter.

These social media preferences indicate a need to prioritize SaberFit's social media channels in the following order: Facebook, Instagram, then Twitter. The wide range of services offered at the company will attract a diverse range of customers from the target market area.

The company's headquarter location in the city of Virginia Beach was influenced by the availability of adequately priced space with regards to the immediate financial demographics.

The sports fitness market is relatively wide. It is composed of privately-owned gyms, universities sports fitness centers, private fitness centers, and company fitness centers, among others. Major sporting companies also have their own sports fitness centers distributed throughout the country. However, the huge initial capital outlay required for the establishment of such a venture discourages the entrance of new firms into the market. The Virginia Beach area has several sports fitness centers.

The sports industry that the company will be operating in is significantly small. The industry has several companies throughout the country. There are a number of dominant firms in the industry especially in the Competitive Light Saber Combat industry. These have significant influence on the industry and its constituent submarket trends. Light Saber Fitness centers, however, have little to no immediate competition.

The company's products will be sold depending on acquisition costs and competitors' prices. The services, on the other hand, will be charged on an hourly basis or a membership subscription program. These will all be provided by qualified trainers hired by the company.

2.1 Company Ownerships

Saberation Inc will be owned by a group of investors. These are investors in the light saber fitnes, light saber sporting and light saber entertainment industry with business ventures and holdings in other areas of the industry. The lack of an all-in-one light saber service center in the Virginia Beach, Virginia coupled with the availability of space in the area makes the venture very attractive.

The company owners will be responsible for the sourcing of the company's funds and long-term decisions. The day-to-day and short-term decisions affecting the company will, however, be managed by an external managers.

The owners will have equal ownership rights as will their capital contributions. The company's profits will be shared among the owners after reinvestment of at least fifty percent into company operations.

2.2 Type Of Business

Saberation Inc will be a new entrant into the light saber sports, light saber fitness and light saber entertainment market. However, the company owners all have extensive experience in the health, fitness, entertainment and sports industry.

The main company services and products will include:

- **Light Saber Fitness Centers.** Our Total Saber Fitness workout is a unique and proven total-body fitness program. It consists of three challenging light saber fitness based stations (Saber Quest). With our circuit format, we are able to deliver the average person a quick and fun avenue of exercise on their own schedule. By providing a certified trainer during each session, we're able to make sure every member gets the best possible workout each time they walk through our doors.

- **Light Saber Combat Leagues.** Learn the art of Light Saber Combat. Become a Light Saber Athletic Coach. Start your own school. Train & Register your team to compete Nationally against other Light Saber Combat Teams for CASH Prizes!

- **Light Saber Entertainment Services.** Engage in real-time, high energy light saber dueling. Safe, fun and family friendly. Experience our proprietary LED foam saber, digital scoring battle vest and helmet with Light Saber Hit Tracking Technology.

- **Light Saber Fitness Trainer Certification.** Build a saber fitness and health coaching program that you absolutely love and create way more meaning, fun and excitement by having the opportunity to impact more people with your passion through the innovative use of Light Sabers..

The company will be competing with better-established firms in the market. However, most of these are small-sized fitness centers and are therefore limited in scope. Saberation Inc aims to be the one-stop light saber fitness center of choice for the US Market including residents of and around Virginia Beach, Virginia. The company's size, management, and location will enable it to compete favorably with smaller firms that have better market reputation.

2.3 Company Locations And Facilities

The main company headquarter facility will be located at:

1801 Pleasure House Rd.

Suite #109

Virginia Beach, VA. 23455

2.4 Company Mission Or Vision Statement

Be the leading organization that empowers individuals through the creative use of Light Sabers for fitness, sport and entertainment while encouraging participation, recognizing achievement, and building community interaction.

2.5 Company Goals/Objectives

The company's goals and objectives will include:

- Gain an annual membership subscription of at least a hundred new members per year. This will be important towards the realization of sales revenue objectives. The company will run a partially subscription-based service.
- Attain and grow monthly sales revenue figures. This will be dependent on the company's marketing and promotion efforts and also on the number of subscribers. This objective will be directly related to that of profit.
- Use light sabers to expand the service provision to include at least thirty percent of the services provided by large sports fitness center companies. This will help the company serve a larger client base.
- Acquire an industry average customer base by the sixth month in business. This will be important since sales revenue will be the company's main source of internal funding.
- Hire one certified trainer per fifty members. The premium prices charged per session will call for the use of highly-skilled and certified light saber fitness trainers to provide the services.
- Create highly-profitable industry links. These will include strategic alliances with entities such as sports companies, marketing firms, and the surrounding community.
- Record quarter-year increases in customer base, sales revenue, and profit levels by the first year in business. This will be important for the company's expansion plans.
- Expand to a new headquarter facility by the third year in business. This will be determined collectively by the above objectives.

2.6 Company Keys To Success

The company will grow into a new position using an "attributes" frame, and rally around the unique selling points of the products and services and differentiating its offerings from the current choices in the market. To work toward this elevated position, three framing cues will be used throughout each strategy and subsequent tactic:

Uniqueness of the product in that it is the sole option allowing audiences to stick to their own schedules, which relieves stress from the time-crunched, and still get a full workout.

Credibility established by the workout results, consistency of its members and know-how of its trainers. The frequency its members use the Total Saber Fit gym (multiple times a week) is also credit to its flexibility and ability to work into anyone's busy schedule.

Interaction in a group-style environment that gets clients face-to-face with trainers. This relieves the stress of navigating one's own workout regime, and allows audiences to be social without getting distracted or feeling self-conscious.

2.7 S.W.O.T

Saberation Inc will be facing a wide range of internal and external factors that will influence its performance in the market. Some of these will include:

- **Strengths.** These will include pricing, custom-tailored services, location, solid management, quality training, and the general company aesthetics. These are the factors that the company could utilize to gain an edge over rival firms in the market.
- **Weaknesses.** The main company weaknesses will be the relative lack of market reputation for the company. This will be a disadvantage, especially against well-established companies in the market. The large size of the company also implies that it will be less specialized than competing small companies.
- **Opportunities.** Americans have become more health conscious over the last ten years. This implies that people put more effort into staying fit. The company could utilize this opportunity to acquire more subscriptions.
- **Threats.** Competition will be the main threat facing the company. There are several other companies offering similar products in the market and industry in general.

3.0 Products And Services

The company will be dealing solely in the provision of light saber sports, light saber fitness, light saber entertainment services and a few related products. These will include Total Saber Fit Franchise Licenses, Competitive Light Saber Combat Team Licenses, Saber Tag Xtreme Business Licenses and Light Saber Fitness Trainer Certification programs. The products will include a few industry related items such as light sabers, weights, protein supplements and branded clothing.

3.1 Products And Service Description

Saberation, Inc. specializes in providing business opportunities relating to Light Saber Fitness, Sport and Entertainment. The main purpose of Saberation is to meet the demand for quality fitness, sport and entertainment programs that create both a positive and fun experience through the innovative use and application of Light Sabers.

- **Total Saber Fit (TSF) Franchise License** offer low cost entry into fitness franchise ownership opportunities that specialize in circuit type, high intensity light saber workout routines.

- **Competitive Light-Saber Combat (CLC) Coaching & Team License** offers a license opportunity for individuals to become trained and certified Light Saber Combat Coaches while building and training their own teams of athletes that learn the art of competitive light saber combat. These teams will have the opportunity to compete in National Light Saber Combat Tournament for CASH Prizes.

- **Saber Tag Xtreme Business License** offers a license opportunity for individuals to engage in real-time, high energy light saber dueling utilizing a Score Tracking Vest, Score Tracking Helmet and Cloud Based Game Management System

- **Light Saber Fitness Trainer Certification** offers a coaching program that you absolutely love and create way more meaning, fun and excitement by having the opportunity to impact more people with your passion through the innovative use of Light Sabers

3.2 Competitive Comparison

Title Boxing gym faces similar challenges in terms of creating a cohesive online presence. It hosts events for members to attend outside of the gym including potluck dinners. It's engaging audiences holistically, and provides them additional opportunities to build relationships with the brand.

I Love Kickboxing is also an upcoming competitor to keep an eye on for Saberation. However, it still has not created a signiicant presence on social media; this gives Saberation and opportunity to engage with waiting-audiences within the platforms they frequently use.

Two secondary competitors to note are Orangetheory Fitness and CrossFit. Both offer marginally similar products (instructor-lead, group-environment, some form of HIIT workout), but have built very different brands.

Orangetheory Fitness has a large budget (whether that's nationally or by branch is unknown) and is able to hyper-target social media users by their location. The advertising and posts are always consistent in terms of tone and color palette (which is easy enough as the color is in the name), which creates strong brand recognition. It's most advertised promotion is for brides-to-be who can enter into a raffle to win a package of free classes.

Finally, today's fitness industry cannot be observed without acknowledging **CrossFit**. Each box brands itself differently, and hosts a variety of friendly competitions, workouts honoring gym members, and holidays. While there is a CrossFit "culture", it is easy to define one box from another; this is primarily accomplished through social media and in-person events. Because the product (hour-long sessions with a focus on training and group workouts) demands such intimate engagement, it is natural for a client to get attached and loyal to a brand. It's important to note no communications or rebranding efforts will change the nature of a brand's product, and so it is important to put an emphasis on highlighting Saberation's product, rather than trying to build a similar culture to a secondary competitor

3.3 Sales Literature

The company's sales literature will be used to spread the company message and as a means of marketing. The sales literature avenues will include:

- **Advertisements.** The company will develop visual sales literature through advertising methods such as small billboards and in several local dailies.
- **Promotional material.** As is common within the sporting industry, the company will engage in several promotional activities. Through this, the company will distribute its sales literature through a variety of promotional material.

- **Company website.** The company's website will be used for passing important company and sales-related information to existing and prospective consumers.
- **Business cards, brochures, and flyers.** These belong to a group of easy-to-make and low-cost means of marketing. Due to their limited sizes, these will carry only basic company information and services offered as each can allow.
- **Outdoor and premise signage.** Saberation Inc will engage a qualified sign writer to design the company's logo and tagline and inscribe these into the company buildings and outdoor facilities.
- **Company magazine.** The company will develop a publication that will summarize the company, market, and industry trends regarding sporting. This will also be used as an avenue to distribute the company's literature through the same.
- **Company apparel.** The employees at the company, like in many other fitness centers, will wear company-branded clothing to help market the company.

3.4 Sourcing And Fulfillment

All company equipment and facilities will be sourced from market-leading companies that enjoy good market reputation among customers. Product pricing will also be an important factor in determining the choice of suppliers.

For quality purposes, the company will stick with the tried and tested companies. Some of these have dealerships in proximity to the company's location.

3.5 Technology

The company's operations will all be technology-guided. This is because the company's services will be provided through the use of one or more pieces of equipment. The company will constantly update this to reflect the most current industry trends.

3.6 Future Products And Service

The company intends to expand into a full-fledged all-in-one National Sports, Fitness and Entertainment Center. This will have a wider range of services and products and will thus attract a larger number of customers for the company.

4.0 Market Analysis Summary

Believing in your product, and convincing others to believe in it, are fundamental in building a successful brand. But excelling in one does not guarantee the success of the other. Saberation leadership to realizes that personal financial and emotional investments do not inherently resonate with clients, or even paid staff. The company must still prove its credibility to these two key publics. And when these audiences are able to validate and endorse the company, potential clients are then more likely to pay attention.Compared to local competitors, including Martial Art Studios, Fencing Academies, kickboxing-style gyms and cult-favorites such as Orangetheory Fitness and CrossFit… Saberation has a genuinely unique product. It's vital to capitalize on the selling-points of its flexible fitness and sport solutions compared to these brands, and form closer relationships with audiences who are already familiar with the Saberation product.

4.1 Market Segmentation

Currently, Saberation (Total SaberFit) spends most its energy and resources on the important logistics of opening and maintaining a new business. The reality of the local gym and fitness industry, however, necessitates a need to invest in communications efforts to remain competitive and relevant. The Saberation brand exist in an overly-saturated and highly-competitive arena of marketing-savvy competitors, and even more savvy consumers who know when they're being marketed-to.

In this landscape, third party validation is the most compelling form of marketing. When people see others endorsing a product, it comes across as authentic and viable. Audiences know when a business pays for their attention, and when a business truly earns their attention.

Saberation must first strengthen its brand among the audiences who have already invested in it. This is to say, its staff and existing clients must have an understanding of the product and perceive the brand as being worthy of their loyalty. This can be accomplished through simple strategies and tactics, and will not require as much of an outside cost as appealing to another important group: potential clients.

4.2 Target Market Segment Strategy

Once the "bought-in" audiences have a strong and unified perception of the Saberation brand, they can help inform audiences who do not yet have a relationship with the brand. And this is where leadership will see the most return on investment in terms of a marketing budget: increasing awareness, casting a wide net amongst potential audiences through events and online advertising, will be strengthened by strong endorsements from existing audiences.

Market Needs

Nearly half (48 percent) of Americans report feeling they don't have enough time in the day. The 9am to 5pm workday coupled with increased perception of employee-availability after work hours (largely due to the popularization of smartphones and staying connected to e-mail 24/7) limits the perceived amount of free time during a given day.

Businesses in a variety of industries leverage this "time-saving" mindset to offer products that give customers some time back by way of completing tasks for them (i.e. clothing curators like StitchFix which send items to your home, eliminating the need to even shop online, much less visit a store).

Market Trends

The most notable trends in the fitness market include:

- **Personal training.** This is being provided by students who study kinesiology in their respective institutions. These have increased in number over the past few years and the trend is becoming stronger each month.
- **Training for elderly people.** Unlike in earlier times, sports fitness centers have developed more services aimed at training for the elderly.
- **Group personal training.** This is similar to personal training except for the fact that instead of a single trainer and a single trainee, the trainees include two or more people.
- **Yoga.** This is a type of training based on certain body postures and aimed at relaxation and body health. More and more fitness centers are embracing yoga for their service portfolio.
- **High intensity interval training.** This is becoming more and more common and involves shore periods of activity alternated with short periods of rest.

Market Growth

Competitive and growing

The U.S. industry for "Gym, Health and Fitness Clubs" is defined as operating fitness and recreational sports facilities offering physical fitness activities and programs. The market is competitive and experiencing record growth. "BISWorld reports that the industry experienced annual growth of 2.5% between 2011 and 2016, and is expected to continue to grow at a rate of 3.1% through 2021, eventually bringing gaining an annual $35.3 billion in revenue. The number of health clubs and fitness centers continues to increase, with accelerated growth beginning in 2012. At that time there were an estimated 30,500 health clubs and fitness centers in the U.S., which has grown to 36,180 through 2015. The number of gym memberships has grown along with it (50.2 million in 2012 and 55 million in 2015), proving both healthy supply and demand of related services. And this demand for services reaches across both large and niche gyms.

The busiest time of the year for this industry is after the New Year, in January and February. However, many "resolution-triggered" sign-ups rarely become loyal members, which is already difficult to accomplish given the over saturated market. And many gyms suffer a one-two punch by offering low or no cancellation fee

4.3 Industry Analysis

Traditionally, the industry has marketed toward audiences between the ages of 18 and 35, but recent numbers prove the participating demographic to be much wider: between the ages of 20 and 64. This presents both business and communications challenges, as it is difficult to provide a single solution to such a diverse set of clientele. It's also difficult to market products toward multiple audiences whom digest information differently.

Boutique Gyms Surpass Globo Gyms

IBISWorld reports consumers are moving away from large, all-inclusive gyms and toward options with less expensive memberships. "Gyms, health and fitness clubs earn more in revenue ($25.27 billion in 2012) than either personal trainers ($7.31 billion) or pilates and yoga studios ($6.85 billion). In fact, low-cost gyms with sparse amenities have faired well through 2016, indicating both a demand for both budget and time-conscious services.

The emergence of contract-free services such as ClassPass, which allows customers to "try out" a variety of gyms for a flat rate with no need to commit to one gym, introduces a unique challenge to this industry which depends on memberships.

On one hand, partnering with a service like ClassPass, increases brand awareness of a given organization. But the business enters this partnership with an understanding that it is directly competing with ClassPass' other partners because a potential client is basically touring gyms without any stipulation to commit.

Industry Descriptions

The main company services and products will include:

Light Saber Fitness Centers. Our Total Saber Fitness workout is a unique and proven total-body fitness program. It consists of three challenging light saber fitness based stations (Saber Quest). With our circuit format, we are able to deliver the average person a quick and fun avenue of exercise on their own schedule. By providing a certified trainer during each session, we're able to make sure every member gets the best possible workout each time they walk through our doors.

Light Saber Combat Leagues. Learn the art of Light Saber Combat. Become a Light Saber Athletic Coach. Start your own school. Train & Register your team to compete Nationally against other Light Saber Combat Teams for CASH Prizes!

Light Saber Entertainment Services. Engage in real-time, high energy light saber dueling. Safe, fun and family friendly. Experience our proprietary LED foam saber, digital scoring battle vest and helmet with Light Saber Hit Tracking Technology.

Light Saber Fitness Trainer Certification. Build a saber fitness and health coaching program that you absolutely love and create way more meaning, fun and excitement by having the opportunity to impact more people with your passion through the innovative use of Light Sabers.

Distribution Patterns

Lack of brand cohesion stymies the ability for our competitors to build awareness with key publics, which negatively impacts their business goals. If an organization is unable to unify its brand, it will never be able to tell its story and will fail to differentiate itself within the fitness industry.

Our Goal:

To position Saberation as the most flexible fitness solution in the US by unifying the brand within existing stakeholder groups.

Our Objectives:

- #1: Increase staff-understanding of the science behind Saberation's unique light saber fitness solution.

- #2: Increase the percentage of existing clients who say they would recommend Saberation to a friend.

- #3: Increase the percentage of people who report having heard or seen promotions/advertisements from Saberation.

Our Key Publics:

- **Saberation Franchise Owners, License Owners and Certified Trainers**

Communicating with existing and potential Saberation Franchise Owners, License Owners and Certified Trainers will help accomplish Objective #1. Many of staff indicate being younger than 46 years old. This is a beneficial demographic makeup when communicating with Key Public #3 (ages 25-54), as staff should be the first line of validation and endorsement of a brand. It can be perceived, then, that Franchise Owners, License Owners and Certified Trainers consume information and share similar values in terms of fitness and careers, as their potential-client counterparts.

For example, the majority of Instagram users (53 percent) are Millennials. This needs to be taken into consideration when planning for who will manage this platform and what messaging should be used here (thinking in the mindset of recent graduates, young families)

Recent data indicates the majority (75 percent) of surveyed trainers feel comfortable engaging with a new client, but 88 percent report not being consistently informed when a new client is coming in. This could result in an over-burdened trainer not paying as much attention to a new client and potentially losing business for a reason that has nothing to do with their interactions, or demonstration of the brand.

Once trainers go through the onboarding process, there is no formal cadence or process to refreshing best practices or new techniques. This lack of touch-points causes this key public to feel less involved with a brand, and less loyal to it. Oftentimes a trainer sees him/herself as solely leading branding efforts which feels overwhelming and at times, useless.

- **Existing Saberation clients, members and athletes**

The current crop of Saberation members will help accomplish Objective #2. Most members are loyal to one gym, rather than to the brand as a whole. And they choose the gym that is closest to them. Anecdotal information from management indicates that, for example, a lot of members from the Virginia Beach location live in the adjacent building. The Virginia Beach location has the highest number of clients, and the strongest brand position in part because of its location and its longer time in the market. The clients are more familiar with the brand and are more likely to become active brand ambassadors.

Data from the Saberation Client Survey indicates the majority of audiences within this key public are not planning on canceling their membership in the next six months. This audience also works out at SaberFit multiple times a week, and have interacted with up to three different trainers. They use the website less than once a month, which means efforts to communicate or share information on this platform will not greatly impact understanding or sentiment from within this key public. It also might indicate this audience prefers real-time content as they're already invested and understands information that might be commonly found on a website such as membership pricing. It will be smart to emphasize social media communications, rather than maintaining the website. Finally, those surveyed indicate they use Instagram more than Facebook or Twitter. This is an opportunity for growth, as Saberation (Total SaberFit) has little organized presence on Instagram and a clear need from this

- **25-54 Year Old (Potential Clients)**

The last key public is made up of 25-54 year old likely potential clients. They will help accomplish Objective #3. This group is comprised of working-aged people near Saberation locations, who need flexible solutions to fit fitness into their busy schedules. This covers two generations: Millennials and Generation X. While Baby Boomers are retiring and will certainly need to be informed of fitness solutions, they're not as time-crunched as working-aged people. Millennials and Generation Xers are most-likely to consume information online, versus in-print or in-person. Furthermore, Millennials are more likely to consume content from their mobile devices while Generation Xers are more likely to use their desktops or laptops. Gen Xers and Millennials list quizzes as one of their five least favorite content types. And both generations prefer short-form content including: Blogs, images and comments (versus, for example, podcasts, webinars or white papers). Internet-using adults: 72 percent use Facebook, while 28 percent use Instagram and 23 percent use Twitter. These social media preferences indicate a need to prioritize SaberFit's social media channels in the following order: Facebook, Instagram, then Twitter.

Competition And Buying Patterns

The company will be facing stiff competition from several entities. These include small other competitive light saber groups, sports fitness centers, general fitness centers, private gymnasiums, sports centers, school and company facilities, and community-owned sports facilities.

Main Competitors

Title Boxing gym faces similar challenges in terms of creating a cohesive online presence. It hosts events for members to attend outside of the gym including potluck dinners. It's engaging audiences holistically, and provides them additional opportunities to build relationships with the brand.

I Love Kickboxing is also an upcoming competitor to keep an eye on for Saberation. However, it still has not created a signiicant presence on social media; this gives Saberation and opportunity to engage with waiting-audiences within the platforms they frequently use.

Two secondary competitors to note are Orangetheory Fitness and CrossFit. Both offer marginally similar products (instructor-lead, group-environment, some form of HIIT workout), but have built very different brands.

Orangetheory Fitness has a large budget (whether that's nationally or by branch is unknown) and is able to hyper-target social media users by their location. The advertising and posts are always consistent in terms of tone and color palette (which is easy enough as the color is in the name), which creates strong brand recognition. It's most advertised promotion is for brides-to-be who can enter into a raffle to win a package of free classes.

Finally, today's fitness industry cannot be observed without acknowledging CrossFit. Each box brands itself differently, and hosts a variety of friendly competitions, workouts honoring gym members, and holidays. While there is a CrossFit "culture", it is easy to define one box from another; this is primarily accomplished through social media and in-person events. Because the product (hour-long sessions with a focus on training and group workouts) demands such intimate engagement, it is natural for a client to get attached and loyal to a brand. It's important to note no communications or rebranding efforts will change the nature of a brand's product, and so it is important to put an emphasis on highlighting Saberation's product, rather than trying to build a similar culture to a secondary competitor

5.0 Company Strategy And Implementation Summary

The company's main strategy will be that of customer attraction and retention. The company will focus on acquiring clients to put into use the company's maximum potential. This will be achieved through a variety of means described in detail in this section.

5.1 Value Proposition

The company's promise to customers will be based on certain elements. These include service quality, competitive pricing, and a wide variety of tailor-made services to suit the individual needs of each customer.

5.2 Competitive Edge

The company will gain an edge over competing firms through the implementation of several strategies. These include:

- **Custom services.** The company's services will all be tailor-made to suit the needs of the individual consumer. This is done through contracts or the one-size-fits-all approach present at other fitness centers in the market.
- **Fair pricing.** Despite the company charging a premium for its services, this will be great value for money on the consumer's side.
- **Wide range of services.** Unlike smaller competitors, the size of Saberation Inc will allow it to engage in a wide range of services.

5.3 Marketing Strategy

The company's products will be marketed through various means. These include:

- **Referrals.** It is expected that satisfied customers will be instrumental towards the growth of the company's customer base by referring new customers to the company.
- **Email marketing.** This will be done by the company owners whose experience in the industry has given them a wealth of contacts. They will therefore be easily able to identify potential customers for the company.
- **Advertisements.** The company will utilize advertising methods such as small billboards and in several local dailies.
- **Promotional material.** As is common within the sporting industry, the company will engage in several promotional activities. Through this, the company will distribute its sales literature through a variety of promotional material.
- **Company website marketing.** The company's website will be used for passing important company and sales-related information to existing and prospective consumers.
- **Business cards, brochures, and flyers.** These belong to a group of easy-to-make and low-cost means of marketing. Due to their limited sizes, these will carry only basic company information and services offered as each can allow.
- **Outdoor and premise signage.** Saberation Inc will engage a qualified sign writer to design the company's logo and tagline and inscribe these into the company buildings and outdoor facilities.
- **Company magazine.** The company will develop a publication that will summarize the company, market, and industry trends regarding sporting. This will also be used as an avenue to distribute the company's literature through the same.

Pricing Strategy

The company will charge for services on an monthly basis as is common within the industry. This will be an estimated fee per month for most of the company's services. The company's products will, however, be sold as the acquisition costs plus a small profit margin.

The company will also provide franchise license fee on an annual renewal basis.

In addition to the above-mentioned pricing strategy, the company will also develop a license subscription-based program where customers can pay annual license subscriptions to provide the company's services.

Promotion Strategy

The company will engage in a variety of promotional activity as is common within the general sporting industry. Some of these will include:

- **Promotional merchandise.** These will be given randomly to the company's customers to encourage repeat purchases.
- **Price discounts.** These will mostly be given to the members who subscribe for the annual or semi-annual service packages.
- **Loyalty programs.** The company will develop these to reward loyal customers with free services for a period of about three months.

Distributions Patterns

The company's services and products will all be provided on location at the company or other company licensed facilities. This is due to the limiting nature of the services and the industry in general.

Marketing Programs

The company will hire Marketing 360® to handle all of it's marketing programs. Marketing 360® is a combination of integrated marketing software (technology) and professional marketing services (talent), all provided through one powerful platform. It has everything Saberation needs to grow from design, to marketing, to CRM and payments.

The platform allows us to access and optimize our most important marketing channels from one interface, while leveraging talent in the cloud such as marketers, designers, developers, content creators and video pros to execute their marketing on demand. The platform is full-service and piloted by a certified digital marketing executive to help facilitate the brand marketing goals and objectives

5.4 Sales Strategy

The company will attain its sales target through ensuring several elements within its operations.

These include:

- Involving the customer in the development of services through constant communication, ensuring the company will be able to develop its products in line with customer expectations.
- Updating services to keep up with current industry standards will be done through periodic market research and customer feedback.
- Pricing services competitively to attract and maintain even the most price-conscious customers.

Sales Forecast

The company's sales are expected to rise rapidly in response to the company's sales and marketing programs and efforts. This is expected to reach large growth rates each month after an estimated period of six months.

Sales Programs

The company's promotional efforts, marketing efforts, and marketing programs will be sufficient to position the company well in the market. Therefore, the company will not engage in any sales programs apart from those mentioned earlier.

5.5 Strategic Alliances

Saberation Inc will improve its market environment through firming strategic business alliances with several entities. These include:

- **Equipment manufacturers.** These will help greatly with the maintenance and updating of the company's training and fitness equipment.
- **Institutions of learning.** The company will form alliances with these in a bid to attract customers from the institutions.
- **Sports centers.** Some of these have better facilities, which the company's clients could be referred to if those at the company prove inadequate.

5.6 Milestones

The most significant company milestones is:

- **Acquiring positive feedback from at least eighty percent of the existing customers.** This will signal the effectiveness of the company's strategies.

6.0 Web Plan Summary

The company's website will serve several functions. These include:

- **Advertising the company and its services.** The company website will be used for advertising, in detail, all company services and their prices.

- **Registering new members.** New membership subscriptions will be carried out through the company website.
- **Giving feedback regarding the company's products.** This will be a function of the company's customers.

6.1 Website Marketing Strategies

The company website will be carried in all the company's modes of sales literature mentioned earlier in the plan.

6.2 Development Requirements

The company will require all of the initial funding requirements for the design and development of the website. This will be factored in as part of the initial capital outlay. The owners will hire a web developer on contract basis to carry out the comprehensive website management.

Appendix B - RISK FACTORS

We are heavily dependent on our Saberation Brand. Our success depends significantly on our ability to sell our Saberation Brand fitness, sport and entertainment programs, which in turn depends on, among other things, the market perception and acceptance of the Saberation Brand and the culture, heritage, lifestyle and images associated with the brand, some of which may not be within our control. Negative publicity or disputes, in the US or abroad, regarding our Saberation Brand, our products and services, our Company, our management or our sponsored organizations or individuals could materially and adversely affect public perception of our Saberation Brand. Any impact on our ability to continue to sell Saberation Brand products and services, or any significant damage to our Saberation Brand image could materially and adversely affect our business for the year.

We may not be able to accurately predict or fulfill consumer preferences or demand. We derive a significant amount of our sales from the sale of light saber fitness, sport and entertainment programs that are subject to rapidly changing consumer preferences. Our sales and profit are sensitive to these changing preferences, and our success depends substantially on our ability to originate and define product and services, trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. Demand for, and market acceptance of, new products and services, which we design to meet changes in consumer preferences is often uncertain. Our failure to anticipate, identify or react swiftly to changes in consumer preferences could result in lower sales and lower operating profits. Conversely, if we fail to anticipate increased consumer demand for our services, it may result in foregone sales and could negatively impact our customer goodwill, brand image and profitability.

We operate in a very competitive market and the intense competition we face may result in lower profit margins. The fitness, sport and entertainment services industry in the US is highly competitive and the competitors in this market include both international and domestic companies. The principal methods of competition are through, among other things, brand loyalty, products and services variety and quality, marketing and promotion, price and the ability to meet commitments to customers. Some of our competitors may have greater financial, management, human, distribution or other resources than us. Our results of operations could be affected by a number of competitive factors, including our competitors increasing their operational efficiencies, adopting competitive pricing strategies, expanding their operations, or adopting innovative retail sales methods. In addition, our competitors may endeavour to maintain and increase their market share, which may be at our expense. Our results of operations and market position may be adversely impacted by these competitive pressures.

We are heavily dependent on our key executives and personnel. The success of our business has been, and will continue to be, heavily dependent upon the ongoing service of our key executives and other key employees. In particular, we rely on the expertise and experience of Mr. Edward Armstrong and Mr. Nick Benseman. They have been part of core management team since its inception and play a pivotal role in our daily operations and business strategies. If we lose the services of any of these key executives and cannot replace them in a timely manner, our business may be adversely affected.

Our success depends significantly on other talented personnel. As light saber fitness, sport and entertainment is a relatively new business sector in the US, there is a shortage of skilled personnel with adequate industry knowledge and experience in the US. As a result, we have experienced, and expect to continue to experience, intense competition for highly competent personnel. Other international and domestic companies that operate in the US may be able to offer more favourable compensation packages to recruit personnel whom we consider desirable. As a result, we may not be able to attract and retain qualified personnel needed to sustain our business growth, or our staff expenses in relation thereto may increase significantly, both of which would have a material adverse impact on our results of operations and financial condition.

We face possible infringement of our trademarks and other intellectual property rights and counterfeiting of our products. We believe our trademarks and other intellectual property rights are important to our success and competitive position. However, third parties may in the future attempt to challenge the ownership and/or validity of our intellectual property rights. In addition, our business is subject to the risk of third parties counterfeiting the Saberation Brand or otherwise infringing our intellectual property rights. We may not always be successful in securing protection for our intellectual property rights and preventing other infringements of our intellectual property rights. We may need to resort to litigation in the future to enforce our intellectual property rights. Any such litigation could result in substantial costs and a diversion of our resources. Our failure to protect and enforce our intellectual property rights could have a material adverse impact on our business, operating profit and overall financial condition.

We may be involved in intellectual property rights infringement litigation initiated by others. During the course of our operations, we may inadvertently infringe third-party copyright and other intellectual property rights, as a result of which other parties may initiate litigation or other proceedings against us. Responding to and defending these proceedings may require substantial costs and diversion of resources, and the result of these proceedings may be uncertain. Our reputation may also be adversely affected.

Registration of trademarks similar to ours or the same as ours but in different categories by other parties may have a negative impact on the market perception of our brands and could adversely affect our sales. We may not be able to prevent the registration by other companies of similar trademarks, or the registration by other companies of the same trademarks in categories other than those in which we have registered, which could have a material adverse impact on our brand and operations.

We have a limited operating history. The history of our business can be traced back to 26 February 2018 when Saberation Inc. was established. We, therefore, have a limited history of operation. In particular, the historical financial information included in this Offering Statement may not necessarily reflect our results of operations in the future. The historical financial information included in this Offering Statement does not reflect the changes that have occurred or will occur in our capital structure, funding and operations as a result of this Offering.

We may be exposed to liability claims which could adversely affect our reputation and business. In the event that we are found to be liable for any liability claim which is initiated due to, among other things, injuries caused by Light Sabers or lack of adequate protection, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against a claim, we may incur a substantial amount of money and time in defending such a claim and our reputation could suffer.

Our insurance coverage may not be sufficient to cover all losses or potential claims from our customers

We may become subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant property damage or personal injury occur in our facilities or to our employees due to accidents, natural disasters, or similar events which are not covered or inadequately covered by our insurance, our business may be adversely affected, potentially leading to a loss of assets, lawsuits, employee compensation obligations, or other form of economic loss. Any losses that we may incur which we are not insured against may adversely affect our business, financial condition and results of operations.

Advertising and increased marketing effort may not lead to higher sales or increase in our revenue

To increase public awareness of our business and enhance our brand, one of our business strategies is to advertise and run marketing campaigns. Nonetheless, despite our efforts and substantial costs incurred in these marketing efforts and advertisements, it may not necessarily lead to higher sales of our products and services or increase in our revenue.

We may need additional capital, and our ability to obtain additional capital is subject to uncertainties.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on investments in new facilities, decorations and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility.

Our historical financial and operating results are not indicative of future performance.

Our revenue, operating expenses and results of operations may vary from period to period and from year to year in response to a variety of factors beyond our control, including general business and economic conditions, employment rates, inflation and interest rates, and consumer discretionary income. Therefore our historical results may not be indicative of our future performance.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT
of
SABERATION INC.

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Saberation Inc. , a company organized and existing under the laws of the State of Virginia ("Saberation" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Saberation has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the shares of common stock of Saberation (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

 1.1 Issue of Shares. Subject to the terms and conditions hereof, Saberation hereby issues to the Subscriber, and the Subscriber hereby subscribes from Saberation **[Shares Subscripted] Shares**, at a Per Share Price equal to **$100.00** (the "Share Price").

 1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Saberation as follows:

  (i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

 1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

 1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Saberation 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Saberation and such decision is based upon a review of the Form C which has been filed by Saberation with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Saberation in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Saberation;

c. the Subscriber acknowledges and accepts the fact the owners of the Shares are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Saberation;

d. Saberation is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Saberation from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Saberation and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Saberation in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Saberation in connection therewith;

f. the Subscriber acknowledges that Saberation has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and Saberation shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and Saberation is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Saberation (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Saberation is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on Saberation is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and Saberation and depends on the advice of its legal and financial advisors and agrees that Saberation will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and Saberation; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by Saberation. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Saberation and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Saberation to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Sep 2019, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Virginia, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Saberation shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or

securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Edward Armstrong

_____
Name: Edward Armstrong
Title: CEO
Saberation Inc.

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

SABERATION, INC.

REVIEWED FINANCIAL STATEMENTS

DECEMBER 31, 2018

BEMENT & COMPANY
Certified Public Accountants



BEMENT & COMPANY
Certified Public Accountants

39 E Eagle Ridge Dr., Ste. 200
North Salt Lake, UT 84054
Ph: 801-936-1900
Fx: 801-936-1901

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 7, 2019

Saberation, Inc.
869 Lynnhaven Pkwy, Ste 113
Virginia Bch, VA 23452

We have reviewed the accompanying financial statements of Saberation, Inc., which comprise the balance sheet as of December 31, 2018, and the related statements of income, change in member's equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bement & Company

SABERATION, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2018

ASSETS

	December 31, 2018
Current assets	
Cash	$ 25,973
Accounts Receivable	-
Total current assets	25,973
Property and equipment, net	-
Total assets	**$ 25,973**

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2018
Current liabilities	
Accounts payable	-
Income Taxes Payable	3,896
Total current liabilities	3,896
Long-term debt	-
Total liabilities	**3,896**
Capital Stock	-
Retained Earnings	22,077
Total member's equity and liabilities	**$ 25,973**

Unaudited financial statements - see accompanying notes and independent accountant's review report

SABERATION, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

		December 31, 2018
Sales	$	**70,379**
Total revenue		**70,379**
Cost of Sales		-
Gross Profit		70,379
Expenses		
Advertising & Marketing		6,000
Contractors		10,238
Income Taxes		3,896
Legal & Professional		2,500
Meals & Entertainment		892
Rent & Lease		18,360
Travel		5,063
Utilities		1,353
Total expenses		**48,302**
Net Income (loss)	$	**22,077**

SABERATION, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

		December 31, 2018
Cash flows from operating activities		
Net income:	$	22,077
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		-
Amortization		-
Income Taxes Payable		3,896
Changes in other assets and liabilities		-
Net cash flow from operating activities		**25,973**
Cash flows from investing activities		
Disposal of property and equipment		-
Net cash flow from investing activities		**-**
Cash flows from financing activities		
Shareholder contributions		-
Net cash flow from financing activities		**-**
Net increase (decrease) in cash		25,973
Cash at beginning of period		-
Cash at end of period	$	**25,973**

SABERATION, INC.

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Total
Balance at January 1, 2018	$ -
Shareholder Contributions	-
Net Income (loss)	22,077
Balance at December 31, 2018	**22,077**

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Accounting

Saberation, Inc. (the Company) is a C Corporation which began operations during the 2018 calendar year. The Company is owned by the following individuals:

    Laverne Armstrong 51%

    Nick Bensemen 41%

    Roxana Bensemen 5%

    Stephanie Bensemen 1%

    Brittany Belt 1%

    Josh Tessier 1%

The Company offers light saber sport, fitness, and entertainment services and products. The Company operates in the following industry classification codes: NAICS 813990 Sports Leagues, NAICS 812990 Personal Fitness Training Services, SIC 7991 Physical Fitness Facilities, & SIC 7997 Membership Sports and Recreation Clubs. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Accounts Receivable

There are no Accounts Receivable balances currently and the Company does not expect to have them in the foreseeable future. The current structure of sales is that customers pay for the service or product at the time of service or product delivery.

Property and Equipment

There is no Property or Equipment owned by the Company. Property and equipment will be stated at cost when acquired. The Company will calculate and record depreciation and amortization using tax depreciation methods as provided in the Internal Revenue Code. Tax depreciation and amortization methods result in depreciation and amortization methods that generally range from 3 to 7 years for depreciation on a double declining and straight line basis and 15 years for amortization on a straight line basis.

With the exception of certain major items, expenditures for maintenance and repairs will be expensed as incurred. It is the policy of the Company to capitalize property and equipment expenditures greater than $300. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in net income.

Revenue Recognition

Revenue is recognized on the accrual basis and as earned. This is typically when the client pays for the service because the services are provided the same day. This happens within the reporting period which results in no unrecognized revenue to report at the end of the 12/31/2018 period.

Income Taxes

For financial reporting purposes, the Company has elected to use the taxes payable method. Under that method, income tax expense represents the amount of income tax the Company expects to pay based on the Company's current year taxable income. The Federal tax rate of 15% has been used for this calculation as the 12/31/2018 estimated taxable income is less than $50,000.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketing and Promotion

Marketing and promotion costs are expensed as incurred. Total marketing and promotion expenses for the year ended December 31, 2018 was $6,000.

NOTE 2 - RELATED PARTY RECEIVABLE

The Company does not have any related party receivable balances to report.

NOTE 3 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were available to be issued which was February 7, 2019.